_______________________________________________________________________________

Astris Energi Inc. · 6-K/A · For 03/28/05,  Filed On 08/10/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: March 28, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
--------------------------------------------------------------------------------
(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
--------------------------------------------------------------------------------
(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K/A/ in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K/A · For 03/28/05, Filed On 08/10/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K/A:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated March 28, 2005	3

EXHIBIT

ASTRIS ENERGI CLOSES CONVERTIBLE DEBENTURE FINANCING

MISSISSAUGA, ONTARIO, CANADA, March 28, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it has closed a convertible debenture financing for gross proceeds of CDN$420,000. The debenture was available for subscription to “Canadian accredited investors” only and included a coupon for 6%, payable in common shares upon conversion or maturity.

The financing was arranged by Toronto investment house Fraser Mackenzie Limited. Each debenture is convertible into Common Shares at a conversion rate that in no case shall be less than USD$0.20 or more than USD$0.70. The debentures mature on December 10, 2005, 270 days from the date of issuance. Astris intends to file a registration statement. Total net proceeds were CDN$378,000. Fraser Mackenzie Limited, for facilitating the funding, also received 156,000 broker warrants at CDN$0.27 exercisable for a period of two years from the closing date of this transaction. Proceeds from this financing will be used for operations, with a focus on the marketing and demonstration of Astris’ line of AFC generators to prospective large strategic partners.

“The debenture provides us with bridge financing that will be used until the previously announced second, larger financing is completed,” said Anthony Durkacz, Vice President of Finance. “It will enable us to aggressively pursue channel partners for the commercialization of our line of AFC generators and use the resulting sales orders to drive our production.”

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

Astris Energy, Inc.

Date: March 28, 2005	By:	/s/ Jiri Nor

Title: President & CEO

Astris Energy, Inc.

Date: March 28, 2005	By:	/s/ Anthony Durkacz

Title: Chief Financial Officer